

Crowdfunding Offering Statement

February 2018





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Avant Media Institute, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Avant Media Institute, LLC, a Texas limited liability company ("**Avant Media**" or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $50,000 and maximum of $55,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.



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TABLE OF CONTENTS

I. SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer

Offering Amount	Minimum of $50,000 and maximum of $55,000
Offering Period	Until 11:59 PM of April 24, 2018 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days



	prior to the new end date.
Material Changes to the Offering	If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	11.00% per annum, accrued monthly
Term	18 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of all investors and the Issuer.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Formed in 2014, Avant Media is a Houston based technically focused educational institution. The Issuer is a limited liability company with two members. As of 12/31/2017, the Issuer had total assets of $275,323, net revenue of $184,000 and net income of $12,927. The Issuer is seeking to crowdfund an amount between the minimum of $50,000 and maximum of $55,000 through the Offering to supplement the costs incurred in the National Accreditation process. The Issuer does not intend to make any material capital expenditures in the future. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership Interests	100%	100%	While the Issuer is a limited liability company governed by a manager, members also have certain voting rights, pro rata based on membership interests, for major corporate actions.	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
34 Capital Holdings, LP	80%
Juan Carlos Zermeno	20%

Note: The principal shareholders identified herein are holders of membership interests in the Issuer, distinct from the Securities offered to investors through the Offering. While members may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, a member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

None.

Material terms of Any Indebtedness:

There is a balance of $21,126 as of December 31, 2017 in unsecured notes payable to Ryan Klonek. There are no formal terms and no repayment schedule set. These notes are unsecured and will be junior in priority to the Securities offered through this Offering.

III.   KEY PERSONS

The Issuer is managed by its sole Manager and President, Ryan Klonek. Other key officers of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three years and their educational backgrounds.

Ryan Klonek

Founder, Manager & President since inception

Education is a passion for Ryan. He's worked with underprivileged and at-risk students in the Houston area since 2000, launching a tutoring and afterschool program focused on providing students with additional growth opportunities.

Ryan founded the AVANT Media Institute in 2014 with the core belief that the future of education lies beyond the 4-year college. He is also the CEO of After School to Achieve, provider of after-school enrichment programs for at-risk youths since 2014 and the founder of Zulli Method, provider of "project-based learning" curriculums. Both companies are also based in Houston, TX.

Juan Carlos Zermeno

Co-Founder since inception

Juan Carlos has previously worked in Singapore hiring talent and seeking new projects with clients overseas with Rig Resources, an oil and gas company servicing the drilling sector. He is now a part owner of Avant Media facilitating potential partnerships in the industry to help career opportunities for future Avant Media graduates.

nextseed

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IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$50,000	$55,000
Less: Offering Expenses[2]	Up to $5,000	Up to $5,500
Net Proceeds	At least $45,000	At least $49,500
Use of Net Proceeds	The team plans to use the funds to fulfill requirements and costs incurred in the National Accreditation process. Just over half of the proceeds ($30,000) will cover the application, government fees, as well as the additional applications and payments to the multiple workshops and necessary trainings required of the leadership team. The additional funds in excess of $30,000 will be put towards hiring staff to fill new roles required for accreditation. These will include full- and part-time positions, including a Career Services Representative, Student Services Representative, Financial Aid Advisor and Lab Technician.	

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[2] NextSeed charges a percentage of the total Offering Amount (10%) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.



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V.   FINANCIAL STATEMENTS

Current Financial Statements (Unaudited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements.

Pro Forma Financial Statement

To illustrate the earning potential of Avant Media, the Issuer is providing a summary of its 2-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the education sector, as well as the extensive working knowledge of the officers through operating other businesses around the country. The key revenue drivers and other operating assumptions have been benchmarked against industry standards and reflect the ongoing growth prospect and cost.

	Year 1	Year 2
Revenue	480,000	520,000
Operating Expenses		
Salary	66,000	66,000
Employee related expenses	3,240	3,240
Rent	60,000	60,000
Marketing	15,000	20,000
Audio Books	4,000	4,000
Audio Jam	2,400	2,400
Graduation	2,400	4,200
Other operational expenses	89,000	141,921
Accreditation cost	70,000	-
Accreditation management	-	6,000
Scholarships	102,000	128,000
Total operating expenses	414,040	435,761
Operating income	65,960	84,239
NextSeed term loan repayment (1) (2)	39,942	19,971

(1)   Assumes a NextSeed offering of $55,000.
(2)   Payments commence at year 1, which is assumed to start once the campaign reaches a successful close.



VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the students' experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its education services or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to better service its students and provide a quality education. Any failure by the Issuer to anticipate and respond to changes in technical college education could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning technical colleges and the cost related to them could damage the Issuer's brand and negatively affect the future success of the school. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content of their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's school may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the Issuer's school reputation. The harm could be severe and could prevent future students to want to tour the facility by making a judgement via a review on the internet.

Competition Risks

The market for technical colleges is competitive and the Issuer may need to compete with other established schools that have been around the Houston area for many years. The Issuer competes with these colleges on the basis of quality, price of tuition, job placement and location. The entrance of new technical colleges into the Issuer's market could give future students other college options. Some colleges may have greater financial resources and other resources, greater name recognition, more experience in the industry and/or better presence in market. Any inability to compete successfully with other Houston area colleges can shift potential students away from the Issuer's inability to offer the same type of curriculum to future students.

Management Risks

As the school grows and additional classes are offered by the Issuer, higher demands are required on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing of the growth will weigh heavily on aligning with national accreditation in order to succeed.

Personnel Risks

The success of the technical college is heavily dependent on the judgment and ability of the key members of the Issuer's leadership. If they are not able to successfully guide the school to national accreditation the school may suffer. While the Issuer does not expect any of the key members to leave given the 5-year plan everyone has been working towards. If key members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting the number of future students still wanting to attend technical colleges. The Issuer will cater to any and all students of ages 18+ that carry a high school diploma or GED. Accordingly, cost-conscious students may defer to alternative learning via internet or community college. The Issuer is dependent on having the ability to improve curriculum and equipment. A failure to do so could cause future students to view the school as outdated and could risk potential new enrollment.

The school is located on the north side of Houston and can attract not only central Houston area students but students from the Woodlands, Humble, Spring and Cypress. A substantial portion of the issuers students will make a drive from further locations as long as the insurers' curriculum and facility stay relevant. If fewer students want to drive far to the school, this could force the school to move or to open up a new location which could negatively affect the school. The Issuer's success also depends on the studio and studio equipment, any sign of the material or facility being out dated the future student perception could negatively affect financial performance.

Cyclical Risks

With four starts per year, January, April, July and September and with higher student interest in the months of January and September, fewer students are viewing college options for April and July. Naturally more students are seeking college education during traditional college start times and if the issuers marketing strategies does not reach enough students in the April and July starts less students could negatively affect the revenue of the school.

Operational Risks

The Issuer's college is required to maintain updated financial and student files on all past and current students. The use of such information by the Issuer is regulated by the state of Texas, and Texas workforce commission. If the Issuer's files or student records are not kept current, it could adversely affect the school during a state audit which ultimately would get the schools license removed. As the school grows more personnel would be required to ensure all student files and building codes are kept current.

Real Estate Risks

The Issuer opened its first location in the north side of Houston, Texas in November 2014. There is no guarantee that this site will remain suitable, or that the school can grow within the facility to the extent it needs to be at for future classes. The Issuer depends on cash flow from operations to pay lease obligations and to maintain the upkeep of the equipment. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow



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the business, respond to competitive challenges or fund its other capital needs, which would have an adverse effect on the Issuer. As a licensed school of the state of Texas, the main location of the school can only move within a 25 mile radius of the current location.

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the school may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close the school in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's school and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer.

Legal Risks

Technical colleges can be adversely affected by litigation and complaints from past or current students resulting from concerns from the student handbook, curriculum or student refunds, among other concerns. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging potential future students. After accreditation, the school could also be required to pay back student refunds to the government if a student is dropped from the program. Any failure to pay student refunds to the government may lead to a loss of government funding.

Accounting Risks

Proper book keeping is key to the Issuer's future growth. Each student is required by the state to have his or her own file. The book keeping is not only important to keep the schools license but for the school to be accredited. If for any reason the school was found out of compliance the school could lose its license and be removed from accreditation and or the accreditation process.

Intellectual Property Risks

The Issuer's intellectual property is the curriculum which sets the school apart from its competitors. The Issuer's success depends in part on furthering brand recognition using its staff, students and student success stories to further market the school. The Issuer has taken efforts to protect its brand, but if its efforts can be duplicated by a potential competitor. It is key that the issuer keeps a strong curriculum and updated and relevant equipment to ensure a quality experience for all future students.

Regulatory Risks

The Issuer is subject to regulation by the state of Texas and Texas workforce commission. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

Potential Conflicts of Interest

The key persons individually or as an entity are devoted to the school and have been apart of the process since inception. Instructors and lab technicians have the option to teach at competitive colleges until the issuer decides to offer them a full time position which would only allow them to teach for the Issuer. While it is the intention of the key persons to hire staff that is committed to the issuer there is still a risk part time staff members can leave and offer their services to competitive colleges. The relevant key persons will have the opportunity to grow with the school.



VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.



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(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Other than as disclosed in Section II – "Description of Business Capitalization", the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Certain Tax Considerations

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: avantmediainstitute.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

Financial Statements

AVANT MEDIA INSTITUTE, LLC

BALANCE SHEET DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 21
Tuition receivable	227,029
Property and equipment	48,273
TOTAL ASSETS	**275,323**

LIABILITIES AND OWNER'S EQUITY

Accounts payable	527
Notes payable	27,126
TOTAL LIABILITIES	27,653
OWNER'S EQUITY	247,670
TOTAL LIABILITIES AND OWNER'S EQUITY	**$ 275,323**

AVANT MEDIA INSTITUTE LLC
STATE OF INCOME
JANUARY 1, 2017- December 31, 2017

Tuition Revenue	$460,000
Less Scholarships	(276,000)
NET REVENUE	**184,000**

OPERATING EXPENSES

Advertising and Marketing	1,566
Bank Charges	414.50
Business Licenses and Permits	545
Continuing Education	710
Contract Labor	59,460
Dues and Subscriptions	1,329
Insurance	1,020
Legal and Professional	2,000
Payroll Processing Fee	3,311
Payroll Taxes	3,568
Rent	54,967
Repairs and Maintenance	35
Salaries	17,483
Security	1,406
Supplies	19,444
Telephone	906
Utilities	2,909

TOTAL OPERATING EXPENES	**171,073**
NET INCOME	**12,927**

AVANT MEDIA INSTITUTE, LLC
COMPILATION REPORT
OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

AVANT MEDIA INSTITUTE, LLC
COMPILATION REPORT
OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



11211 Katy Freeway Ste 690, Houston TX 77079. Office: 832 795 9612

Mr. Ryan Klonek
Avant Media Institute
Houston, Texas

Management is responsible for the accompanying financial statements of Avant Media Institute, LLC (a single-member LLC), which comprise the balance sheet as of December 31, 2016, related statements of income and owner's equity, cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

XQ CPA PLLC

Houston, Texas
June 30, 2017

AVANT MEDIA INSTITUTE, LLC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,666
Tuition receivable (note 2)	126,840
Property and equipment (note 3)	65,273
TOTAL ASSETS	**193,779**

LIABILITIES AND OWNER'S EQUITY

Accounts payable	749
Notes payable (note 5)	28,287
TOTAL LIABILITIES	29,036
OWNER'S EQUITY	164,743
TOTAL LIABILITIES AND OWNER'S EQUITY	**$ 193,779**

See accompanying notes and accountant's compilation report.

AVANT MEDIA INSTITUTE, LLC
STATEMENT OF INCOME AND OWNER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

Tuition revenue	$ 436,756
Less: Scholarships	(263,600)
NET REVENUE	**173,156**
OPERATING EXPENSES	
Advertising and marketing	9,841
Automobile expense	31
Bank charges	105
Business licenses and permits	1,296
Credit card processing fees	725
Continuing education	678
Contract labor	67,768
Depreciation	8,512
Dues and subscriptions	1,172
Insurance	1,517
Legal and professional	800
Payroll processing fee	3,257
Payroll taxes	264
Rent	53,862
Repairs and maintenance	62
Salaries	2,731
Security	1,215
Supplies	6,329
Telephone	830
Uniforms	222
Utilities	2,536
TOTAL OPERATING EXPENSES	**163,753**
OTHER EXPENSES	
Interest	(137)
NET INCOME	**$ 9,266**
OWNER'S EQUITY AT BEGINNING OF YEAR	$ 65,538
Owner's contribution	91,713
Prior period adjustment (Note 6)	(1,774)
Net income	9,266
OWNER'S EQUITY AT END OF YEAR	**$ 164,743**

AVANT MEDIA INSTITUTE, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 9,266

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation   8,512
Tuition receivable   (126,840)
Accounts payable   749
Notes payable   28,287

NET CASH USED BY OPERATING ACTIVITIES   **(80,026)**

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment   (10,413)

NET CASH USED BY INVESTING ACTIVITIES   **(10,413)**

CASH FLOWS FROM FINANCING ACTIVITIES
Owner's contribution   91,713

NET CASH PROVIDED BY FINANCING ACTIVITIES   **91,713**

NET INCREASE IN CASH   1,274

CASH AT BEGINNING OF YEAR   392

CASH AT END OF YEAR   **$ 1,666**

Supplemental Cash Flows Information

Cash paid for interest   **$137**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. <u>Nature of Operations and Basis of Accounting</u>

Avant Media Institute, LLC, a single-member LLC, is engaged in career training for digital media technologies located in Houston, Texas. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared solely from the accounts of Avant Media Institute, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged.

B. <u>Property and Equipment</u>

Property and equipment are recorded at cost. Maintenance and repairs are expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss in included in income. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Leasehold improvements	15 years
Furniture and fixtures	7 years
Computers and equipment	5 years
Classroom equipment	5 years

C. <u>Advertising</u>

The Company expenses advertising as incurred. Advertising expenses for the year ended December 31, 2016 was $9,841.

D. <u>Tuition and Fees</u>

Tuition and fees are recognized as revenue in the period in which the services are provided and are shown net of financial aid. Tuition and fees received in advance of the period to which they relate are recorded as tuition and fees collected in advance. At December 31, 2016, no fees were collected in advance, hence no deferred revenue was recognized at year end.

E. <u>Income Taxes</u>

The single–member LLC itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the sole owner of the single-member LLC are computed on his total income from all sources. Accordingly, no provision for income taxes is made in these statements. The single member LLC customarily makes estimated tax payments toward his personal income tax liability from his personal bank account.

F.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States in America requires the single member LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – TUITION RECEIVABLE

Tuition receivable are represented by the following: 2016

Tuition receivable (less allowance for doubtful accounts of $0)	$126,840

An aging schedule of tuition receivable is as follows:

0 to 30 days	$ 37,810
31 to 60 days	52,600
61 to 90 days	-
Over 90 days	36,430
Total	$126,840

NOTE 3 – PROPERTY AND EQUIPMENT

Equipment and leasehold improvements consist of the following:

	2016
Leasehold improvements	$ 59,000
Furniture and fixtures	713
Computers and equipment	9,138
Classroom equipment	8,483
Total property and equipment	**77,334**
Accumulated depreciation	(12,061)
Total property and equipment, net	**$ 65,273**

Depreciation expense for the year ended December 31, 2016 was $8,512.

NOTE 4 – LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a two-year non-cancelable operating lease which expires in October 31, 2017. The term of the lease commenced November 1, 2015 and will end October 31, 2017. The future minimum lease payments over the next year are $49,977. Rental expense amounted to $53,862 in 2016.

NOTE 5 – NOTES PAYABLE

The Company has multiple notes payable due to several third parties totaling $28,287 at December 31, 2016. There are currently no formal terms and there is no repayment schedule in place for 95% of these loan balances. Remaining 5% of the loan balance totaling $1,161 shall be fully settled in 2017.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

A prior period adjustment was necessary due to expenses incurred in the previous year.

NOTE 7 – GOING CONCERN

The accompanying financial statements have been prepared based on the assumption that the Company will continue as a going concern. As of December 31, 2016, the Company had cash and cash equivalents of $1,666, resulting from its inability to generate sufficient funds to meet its working capital needs. At the time of this report, there is no reason for President of the Company to believe that there is any significant uncertainty that the Company was unable to continue as a going concern since the President of the Company has been providing the necessary financial support to enable the Company to meet its obligations as and when they fall due and to continue as a going concern in the foreseeable future.

NOTE 8 – SUBSEQUENT EVENTS

Mr. Klonek has evaluated subsequent events through June 30, 2017, the date the financial statements were available to be issued. No subsequent events have occurred through that date that would have a material impact on the financial statements.

AVANT MEDIA INSTITUTE, LLC
Officer's Certificate

I, Ryan Klonek, certify that:

(1) the financial statements of Avant Media Institute, LLC included in this Form C are true and complete in all material respects; and

(2) As reported on the tax return filed for Avant Media Institute, LLC for the fiscal year ended in 2016, the total income for 2016 was -$114,782, taxable income was $0, and the total taxes were $0. The tax return information of Avant Media Institute, LLC included in this Form C reflects accurately the information reported on the tax return for Avant Media Institute, LLC filed for the fiscal year ended 2016.

DocuSigned by:

Ryan Klonek

FC137E6BF8FD49D...

Ryan Klonek, President



